EXHIBIT K
to the
Investment Advisory Agreement

BAIRD SHORT-TERM MUNICIPAL BOND FUND

      For all services rendered by the Advisor hereunder, the Corporation shall pay the Advisor, on behalf of each of the above-named Funds, and the Advisor agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to 0.25% of the average daily net assets of each Fund.

      The annual investment advisory fee shall be accrued daily at the rate of 1/365th of 0.25% applied to the daily net assets of each Fund. The advisory fee so accrued shall be paid by the Corporation to the Advisor monthly.

      Executed as of this 31st day of August, 2015.

      THE ADVISOR:

      ROBERT W. BAIRD & CO. INCORPORATED

      By: /s/ Peter Hammond
      Peter Hammond, Director

      THE CORPORATION:

      BAIRD FUNDS, INC.

      By: /s/ Mary Ellen Stanek
      Mary Ellen Stanek, President

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